Exhibit 99.3

Wipro Limited

Extract of audited financial results of Wipro Limited and its subsidiaries for the quarter ended September 30, 2022

Consolidated Audited Financial Results of Wipro Limited under IFRS

(₹ in millions, except per share data, unless otherwise stated)

Particulars	Quarter ended September 30, 2022	Half year ended September 30, 2022	Quarter ended September 30, 2021
Total income from operations (net)	226,454	442,774	197,622
Net Profit / (Loss) before tax and exceptional items	34,201	67,721	37,565
Net Profit / (Loss) before tax but after exceptional items	34,201	67,721	37,565
Net Profit / (Loss) after tax and exceptional items	26,491	52,080	29,306
Total Comprehensive Income after tax	29,425	56,753	31,361
Equity Share Capital	10,971	10,971	10,962
Reserves (excluding Revaluation Reserve)[1] as shown in the Audited Statement of Financial Position	647,194	647,194	542,137
Earnings Per Share (of ₹ 2/- each) Basic: Diluted:	4.86 4.85	9.55 9.52	5.36 5.35

[1]

Balance for the quarter ended September 30, 2022 and half year ended September 30, 2022 represent balances as per the audited consolidated statement of financial position for the year ended March 31, 2022 and balance for the quarter ended September 30, 2021 represent balances as per the audited consolidated statement of financial position for the year ended March 31, 2021, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The audited consolidated financial results of the Company for the three and six months ended September 30, 2022 have been approved by the Board of Directors of the Company at its meeting held on October 12, 2022. The statutory auditors have expressed an unmodified audit opinion.

Financial Results of Wipro Limited under Ind AS

The financial results are prepared in accordance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendment rules issued thereafter.

Consolidated Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended September 30, 2022	Half year ended September 30, 2022	Quarter ended September 30, 2021
Total income from operations (net)	225,397	440,683	196,689
Net Profit / (Loss) before tax and exceptional items	34,201	67,721	37,565
Net Profit / (Loss) before tax but after exceptional items	34,201	67,721	37,565
Net Profit / (Loss) after tax and exceptional items	26,491	52,080	29,306
Total Comprehensive Income after tax	29,293	56,443	31,366
Equity Share Capital	10,971	10,971	10,962

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru-560035, India

Website: www.wipro.com; Email Id- info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054

Particulars	Quarter ended September 30, 2022	Half year ended September 30, 2022	Quarter ended September 30, 2021
Reserves (excluding Revaluation Reserve)[1] as shown in the Audited Balance Sheet	643,066	643,066	538,052
Earnings Per Share (of ₹ 2/- each) Basic: Diluted:	4.86 4.85	9.55 9.52	5.36 5.35

[1]

Balance for the quarter ended September 30, 2022 and half year ended September 30, 2022 represent balances as per the audited consolidated balance sheet for the year ended March 31, 2022 and balance for the quarter ended September 30, 2021 represent balances as per the audited consolidated balance sheet for the year ended March 31, 2021, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The audited consolidated financial results (under Ind AS) of the Company for the three and six months ended September 30, 2022 have been approved by the Board of Directors of the Company at its meeting held on October 12, 2022. The statutory auditors have expressed an unmodified audit opinion.

Standalone Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended September 30, 2022	Half year ended September 30, 2022	Quarter ended September 30, 2021
Total income from operations (net)	169,418	331,974	147,200
Net Profit / (Loss) before tax and exceptional items	29,556	58,993	31,348
Net Profit / (Loss) before tax but after exceptional items	29,556	58,993	31,348
Net Profit / (Loss) after tax and exceptional items	22,829	44,995	23,874
Total Comprehensive Income after tax	22,458	39,367	25,397

The audited standalone financial results (under Ind AS) of the Company for the three and six months ended September 30, 2022 have been approved by the Board of Directors of the Company at its meeting held on October 12, 2022. The statutory auditors have expressed an unmodified audit opinion.

Note:

1.

The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com), the National Stock Exchange website (URL: www.nseindia.com) and on the Company’s website (URL: www.wipro.com).

By Order of the Board,

For Wipro Limited

Place: Bengaluru	Rishad A. Premji

Date: October 12, 2022	Chairman

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru-560035, India

Website: www.wipro.com; Email Id- info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054